As filed with the Securities and Exchange Commission on August 19, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas E. Kruger, Esq.
                            Michael L. Zuppone, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 10, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box \ \.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D

--------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Veqtor Finance Company, L.L.C.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 9,320,531
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     -0-
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       9,320,531
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,320,531
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.35%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


866317.1

CUSIP No. 14052H100                 SCHEDULE 13D


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Trust Investors Limited Partnership (f/k/a CalREIT Investors
            Limited Partnership)
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Illinois
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 -0-
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       -0-
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,320,531
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.35%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D




1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SZ Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 75,000
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       75,000
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,395,531
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.70%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


866317.1

CUSIP No. 14052H100                 SCHEDULE 13D




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Zell General Partnership, Inc.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Illinois
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 75,000
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       75,000
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,395,531
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.70%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


866317.1

CUSIP No. 14052H100                 SCHEDULE 13D




1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Samuel Zell Revocable Trust U/T/A December 17, 1990
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Illinois
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 75,000
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       75,000
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,395,531
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.70%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Samuel Zell
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 122,997
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       122,997
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,443,528
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.82%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            V2 Holdings LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 -0-
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       -0-
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,320,531
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.35%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John R. Klopp
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 93,334
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       93,334
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,413,865
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.62%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D



1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Craig M. Hatkoff
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 101,334
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     9,320,531
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       101,334
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                   9,320,531
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       9,421,865
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.65%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Samstock, L.L.C.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            AF, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) o
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
                7          SOLE VOTING POWER
                                 75,000
NUMBER OF     ------------------------------------------------------------------
SHARES          8          SHARED VOTING POWER
BENEFICIALLY                     -0-
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9          SOLE DISPOSITIVE POWER
PERSON WITH                       75,000
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       75,000
--------------------------------------------------------------------------------
12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES* / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       .47%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

866317.1

CUSIP No. 14052H100                 SCHEDULE 13D


           This Amendment No. 3 to Schedule 13D ("Amendment No. 3"), which is filed pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, amends and supplements the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by Amendment No. 2, as filed with the SEC on July 2, 1998 (as amended, the "Schedule 13D"), which was filed by (i) Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC"); (ii) Capital Trust Investors Limited Partnership (f/k/a CalREIT Investors Limited Partnership), an Illinois limited partnership and a managing member of VFC ("CTILP"); (iii) SZ Investments, LLC, a Delaware limited liability company and the sole general partner of CTILP, ("SZI"); (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI ("Zell GP"); (v) the Samuel Zell Revocable Trust, a trust formed under Illinois law pursuant to a trust agreement, dated December 17, 1990, and the sole stockholder of Zell GP ("Zell Trust"); (vi) Mr. Samuel Zell, a citizen of the United States and the trustee of Zell Trust; (vii) V2 Holdings LLC, a Delaware limited liability company and a member of VFC ("V2H");
(viii) Mr. John R. Klopp, a citizen of the United States and a member of V2H; and (ix) Craig M. Hatkoff, a citizen of the United States and a member of V2H, with respect to the ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is amended and supplemented by adding the following:

           On January 28, 1999, the Issuer was reorganized into Capital Trust, Inc., a Maryland corporation whereupon each Class A Common Share was converted into one share of class A common stock, par value $.01 per share, of Capital Trust, Inc. This statement therefore now relates to the shares of class A common stock, par value $.01 per share ("Class A Common Stock"), of Capital Trust, Inc. (hereinafter the "Issuer"), whose principal office is located at 605 Third Avenue, 26th Floor, New York, New York 10016.

Item 2. Identity and Background

Item 2 is amended and supplemented by adding the following:

           This statement is also filed by Samstock, L.L.C., a Delaware limited liability company ("Samstock"). The sole member of Samstock is SZI. Hereinafter, the previously defined term "Reporting Persons" shall include for all purposes Samstock.

           The principal place of business of Samstock is c/o Equity Group Investments, Inc., Two North Riverside Plaza, Chicago, Illinois 60606.

           The  principal   business   purpose  of  Samstock  is  investment  in
securities.

           Samstock has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a


                                       1
866317.1

CUSIP No. 14052H100                 SCHEDULE 13D

judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended by amending and restating paragraphs (a) , (b) and (c) in their entirety as follows:

           (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons is based upon 16,059,199 shares of Class A Common Stock which reflects a deduction (as a result of the redemption) of 2,293,784 shares from the 18,352,983 outstanding shares as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999. The Reporting Persons as a group beneficially own 9,638,196 shares of Class A Common Stock, including (i) 3,476,706 outstanding shares of Class A Stock; (ii) 5,946,825 shares of Class A Common Stock issuable upon conversion of 5,946,825 shares of class A 9.5% cumulative convertible preferred stock, par value $.01 per share, of the Issuer ("Class A Preferred Stock") and; (iii) 214,665 shares of stock issuable upon exercise or conversion of outstanding stock options and stock units. The foregoing shares represent approximately 43.37% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3). VFC holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of the foregoing shares of Class A Common Stock (and the shares of Class A Common Stock into which the shares of Class A Preferred Stock may be converted (the "VFC Reported Shares"). CTILP, SZI, Zell GP, Zell Trust, Mr. Zell, V2H, Mr. Klopp and Mr. Hatkoff share the indirect power to vote or dispose of the VFC Reported Shares that are beneficially owned directly by VFC. Mr. Hatkoff beneficially owns and has the sole power to vote and dispose of 18,000 outstanding shares of Class A Common Stock. Mr. Hatkoff beneficially owns and will have the sole power to vote and dispose of 83,334 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable. Mr. Klopp beneficially owns and has the sole power to vote and dispose of 10,000 outstanding shares of Class A Common Stock. Mr. Klopp beneficially owns and will have the sole power to vote and dispose of 83,334 shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Shares that are, or become within 60 days, vested and exercisable. Samstock directly beneficially owns and has the sole power to vote and dispose of 75,000 shares of Class A Common Stock ("Samstock Reported Shares"). SZI, Zell GP, Zell Trust and Mr. Zell have the indirect power to vote or dispose of the Samstock Reported Shares that are beneficially owned directly by Samstock. Mr. Zell beneficially owns and will have the sole power to vote and dispose of 47,997 shares of Class A Common Stock issuable upon the exercise or conversion of options to purchase and stock units that are convertible into shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

           (c) On August 10, 1999, VFC consummated the redemption of the outstanding preferred units of limited liability company interests in VFC. In the redemption, the preferred units in VFC were redeemed in exchange for: (i) 1,292,103 shares of Class A Common Stock, (ii) 2,293,784 shares of class B common stock, par value $0.01 per share, of the Issuer, into which an equal number of shares of Class A Common Stock were converted, (iii) 2,277,585 shares of Class A Preferred Stock and (iv) 4,043,248 shares of class B 9.5% cumulative convertible non-voting preferred stock, par value $0.01 per share, of the Issuer, into which an equal number of shares of Class A Preferred Stock were converted, which shares of stock of the Issuer were distributed to the redeemed holders of preferred units according to their respective ownership interests in VFC. The preferred units in VFC were canceled upon consummation


                                       2
866317.1

CUSIP No. 14052H100                 SCHEDULE 13D

of the redemption and no other consideration was paid by the redeemed holders for the shares of stock of the Issuer distributed to them.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

           Consistent with the agreement made in connection with the Public Offering, VFC intends to convert the remaining 5,946,825 shares of Class A Preferred Stock held by Veqtor after the redemption described in Item 5 into the same number of shares of Class A Common Stock prior to the next dividend declaration date whereupon VFC will directly beneficially own 9,320,531 shares of Class A Common Stock.

Item 7.              Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following


      Exhibit No.        Description
      -----------        -----------
            1.           Joint Filing Agreement and Power of Attorney by Veqtor
                         Finance Company, L.L.C. and Samstock, L.L.C., dated
                         August 19, 1999.

866317.1

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:     August 19, 1999


                                       4
866317.1

          Veqtor Finance Company, L.L.C.

          By:        Capital Trust Investors Limited Partnership
                     its managing member

                     By:       SZ Investments, LLC
                               its general partner

                               By:       Zell General Partnership, Inc.,
                                         its managing member

                                         By: /s/ Donald J. Liebentritt
                                             -----------------------------------
                                              Name:      Donald J. Liebentritt
                                              Title:     Vice President

          By:        V2 Holdings LLC
                     its managing member

                     By:    John R. Klopp
                            its member

                            /s/ John R. Klopp
                            ---------------------
                            John R. Klopp

          Capital Trust Investors Limited Partnership

          By:     SZ Investments, LLC
                  its general partner

                  By:    Zell General Partnership, Inc.,
                         its managing member

                         By:                 *
                              -------------------------------
                              Name:     Samuel Zell
                              Title:    President

          SZ Investments, LLC

                  By:    Zell General Partnership, Inc.
                         its managing member

                         By:                 *
                              -------------------------------
                              Name:     Samuel Zell
                              Title:    President


                                       5
866317.1

          Zell General Partnership, Inc.

                  By:                 *
                     -------------------------------
                     Name:     Samuel Zell
                     Title:       President

          Samuel Zell Revocable Trust

                  By:                  *
                      -------------------------------
                      Name:     Samuel Zell
                      Title:      Trustee

          Samuel Zell

                                   *
                      -------------------------------
                           Samuel Zell

          Samstock, L.L.C.

          By:     SZ Investments, LLC,
                  its member

                  By:    Zell General Partnership, Inc.
                         its managing member

                         By:                 *
                              -------------------------------
                              Name:     Samuel Zell
                              Title:       President

          V2 Holdings LLC

          By:     John R. Klopp
                  its member

              /s/ John R. Klopp
              -----------------------------
                     John R. Klopp

          John R. Klopp


               /s/ John R. Klopp
               -----------------------------
                     John R. Klopp



                                       6
866317.1

          Craig M. Hatkoff

                             *
               -----------------------------
                     Craig M. Hatkoff



          *  By /s/ John R. Klopp
                -----------------------------
                John R. Klopp
                Attorney-in-Fact



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